Exhibit 99.1

SMART TECHNOLOGIES INC.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Notice and Access

You are receiving this notification as SMART Technologies Inc. (“SMART”) has elected to use the notice and access model (“Notice and Access”) for the delivery of meeting materials to its shareholders who do not hold their class A subordinate voting shares of SMART (“Class A Shares”) in their own name (the “Beneficial Shareholders”) in respect of its annual general and special meeting of shareholders to be held on August 7, 2014 (the “Meeting”). Under Notice and Access, instead of receiving paper copies of SMART’s management information circular dated June 30, 2014 (the “Circular”), Beneficial Shareholders are receiving this notice with information on how they may access the Circular electronically. SMART is providing this notice to all Beneficial Shareholders who have indicated that they want to receive the Circular. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce SMART’s printing and mailing costs.

MEETING DATE, TIME AND LOCATION:

WHEN:	Thursday, August 7, 2014 11:00 a.m. (Mountain Time)	WHERE:	3636 Research Road N.W. Calgary, Alberta

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

ELECTION OF DIRECTORS: Shareholders will be asked to elect directors to hold office until the next annual meeting. Information respecting the election of directors may be found in the “Particulars of Matters to be Acted Upon - Election of Directors” section of the Circular.

AMENDMENT OF ARTICLES: Shareholders will be asked to amend the articles of SMART to redesignate the Class A Shares as common shares and to cancel the class B shares of SMART. Information respecting the amendment to the articles may be found in the “Particulars of Matters to be Acted Upon – Amendment to the Articles” section of the Circular.

APPOINTMENT OF AUDITORS: Shareholders will be asked to re-appoint KPMG LLP, Chartered Accountants as SMART’s auditor until the next annual meeting. Information on the appointment of KPMG LLP may be found in the “Particulars of Matters to be Acted Upon - Appointment of Auditors” section of the Circular.

OTHER BUSINESS: Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the “Information Regarding Proxies and Voting at the Meeting” section of the Circular.

SHAREHOLDERS ARE REMINDED TO REVIEW THE CIRCULAR BEFORE VOTING.

WEBSITES WHERE CIRCULAR IS POSTED

The Circular can be viewed online at www.sedar.com or at the following internet address: http://materials.proxyvote.com/83172R

HOW TO OBTAIN PAPER COPIES OF THE CIRCULAR

Beneficial Shareholders may request paper copies of the Circular to be sent to them at no cost to them. Requests may be made up to one year from the date the Circular was filed on SEDAR. Requests may be made by telephone at any time prior to the Meeting at 1-877-907-7643.

Requests should be received at least 5 business days in advance of the proxy deposit date and time set out in the accompanying voting instruction form in order to receive the Circular in advance of such date and the date of the Meeting.

VOTING

Beneficial Shareholders are asked to return their enclosed voting instruction form in accordance with the deadline and instructions noted on the voting instruction form.

Beneficial Shareholders with questions about Notice and Access can call toll free at 1-855-887-2244.

Please Note: You cannot use this notice to vote. If you do request a paper copy of the Circular, you will not receive a new voting instruction form so you should retain the form sent to you in order to vote.